SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                      For the period ended February 4, 2003



                              Elan Corporation, plc
                 (Translation of registrant's name into English)


                 Lincoln House, Lincoln Place, Dublin 2, Ireland
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F /X/                      Form 40-F / /

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes  / /                           No /X/


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                                                                  EXECUTION COPY

                              EMPLOYMENT AGREEMENT


     THIS AGREEMENT, dated as of this 7th day of January, 2003, by and among Elan PharmaceuticalS, INC., a Delaware corporation (the "Employer"), and ELAN CORPORATION, PLC, an Irish public limited company (the "Parent", together with the Employer, the "Company") and G. KELLY MARTIN (the "Executive").

                              W I T N E S S E T H:


     WHEREAS, the Executive is willing to serve as the Chief Executive Officer of the Parent and the Employer desires to retain the Executive in such capacity on the terms and conditions herein set forth; and

     NOW, THEREFORE, in consideration of the promises and the mutual covenants herein contained, the parties hereto hereby agree as follows:

     1. EMPLOYMENT AND DUTIES.

     (a) General. Effective as of February 3, 2003 (the "Effective Date"), the Employer hereby employs the Executive as the President and Chief Executive Officer of the Parent, and the Executive agrees upon the terms and conditions herein set forth to be employed by the Employer. In such capacity, the Executive shall report directly to the Board of Directors of the Parent (the "Board"). The Executive shall perform all of the duties normally accorded to such position, as directed by the Employer or the Parent and shall have the full executive authority to manage the Company, including the authority to manage the Company in a manner consistent with applicable regulatory requirements and sound business practices. During the Term, the Executive shall also serve as the senior executive officer of such other subsidiaries of the Parent and the Employer as designated by the Board and approved by the boards of directors of such subsidiaries.

     (b) Services. For so long as the Executive is employed by the Employer, the Executive shall perform his duties faithfully and shall devote his full business time, attention and energies to businesses of the Company, and while employed, shall not engage in any other business activity that is in conflict with his duties and obligations to the Company.

     (c) No Other Employment. During the Term, the Executive shall not, directly or indirectly, render services to any other person or organization for which he receives compensation; provided, however, that upon the receipt of the Board's prior written approval to be granted in its sole discretion, which approval shall not unreasonably be withheld, the Executive may accept an election to the board of directors of no more than two other companies without being deemed to have violated Section 1(b) hereof, provided that such activities do not otherwise conflict with his duties and obligations to the Company. No such approval will


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be required if the Executive seeks to perform services without direct compensation therefore in connection with the management of personal investments or in connection with the performance of charitable and civic activities, provided that such activities do not contravene the provisions of Section 1(b) and Section 5 thereof.

     (d) Board Membership. The Executive shall be nominated for membership on the Board as promptly as practicable following the Board's ratification of this Agreement, and shall continue to be nominated for election to the Board for the remainder of the Term.

     2. TERM AND LOCATION OF EMPLOYMENT.

     (a) Term. The term of the Executive's employment under this Agreement (the "Term") shall commence on the Effective Date and continue until December 31, 2005, unless his employment is sooner terminated pursuant to the provisions of
Section 4 hereof; provided, however, that commencing on December 31, 2005 and on each anniversary of that date thereafter, the Term shall be extended for an additional one year period unless either party gives notice of the intention not to extend the Term at least 90 days prior to such anniversary date.

     (b) Location. As of the Effective Date, the Executive's principal place of business shall be the Company's offices in New York, New York, however, the parties acknowledge that the Executive shall be required to travel extensively in connection with the business of the Company. The parties agree and acknowledge that the Executive's principal place of business shall be moved to the West Coast of the United States at the discretion of the Board. At that time, the Executive shall be entitled to receive relocation benefits in accordance with the Company's practices for senior executives.

     3. COMPENSATION AND OTHER BENEFITS. Subject to the provisions of this Agreement, the Employer shall pay and provide the following compensation and other benefits to the Executive during the Term as compensation for all services rendered hereunder:

     (a) Salary. The Employer shall pay to the Executive a base salary (the "Salary") at an initial annual rate of $798,000, payable to the Executive in accordance with the normal payroll practices of the Employer as are in effect from time to time. The amount of the Executive's Salary shall be reviewed annually by the Employer in the same manner as other senior executives of the Company and may be increased, but not decreased, during the Term.

     (b) Annual Bonus. The Executive shall be eligible to participate in the Company's annual bonus plan, performance based stock awards, and merit award plans, pursuant to which he will be given the opportunity to earn additional incentive compensation in a target amount equal to 100% of his Salary, depending upon his achievement against performance goals that will be established in the first quarter of each calendar year during the Term by the Compensation Committee of the Board after consultation with the Executive. The Com-



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pensation Committee shall have the discretion to pay an annual bonus in excess of the target amount.

     (c) Initial Option Grant. As soon as possible after the Effective Date, the Parent shall grant the Executive an option to purchase 1,000,000 shares of the Parent's common stock (the "Stock"), with an exercise price equal to the fair market value of the Stock on the date of grant and vesting in three equal annual installments on December 31, 2003, 2004 and 2005, and having post-termination exercise periods and vesting provisions following termination of employment that are no less favorable than those provided to other senior executives of the Company.

     (d) Subsequent Option Grants. As soon as practicable following the Parent's 2003 Annual General Meeting, the Parent shall grant the Executive an additional option to purchase 1,000,000 shares of Stock, with an exercise price equal to the fair market value of the Stock on the date of grant and vesting in three equal installments on (i) December 31, 2003, (ii) December 31, 2004 and (iii) December 31, 2005, and having post-termination exercise periods and vesting provisions following termination of employment that are no less favorable than those provided to other senior executives of the Company. Commencing in 2004, the Executive shall be considered for additional option grants during the Term consistent with the Company's annual option grant practices.

     (e) Expenses. The Employer shall reimburse the Executive for all reasonable out-of-pocket expenses incurred by the Executive in connection with his employment hereunder upon submission of appropriate documentation or receipts in accordance with the policies and procedures of the Employer as in effect from time to time. In addition, the Executive shall be eligible to receive financial planning, and tax support and advice from the provider of his choice, at a reasonable and customary annual cost.

     (f) Pension, Welfare and Fringe Benefits. During the Term, the Executive shall be eligible to participate in the pension, medical, disability and life insurance plans applicable to senior executives of the Company generally in accordance with the terms of such plans as in effect from time to time. The foregoing shall not be construed to limit the ability of the Employer or any of its affiliates to amend, modify or terminate any such benefit plans, policies or programs at any time and from time to time.

     4. TERMINATION OF EMPLOYMENT. Subject to the notice and other provisions of this Section 4, the Employer shall have the right to terminate the Executive's employment hereunder, and the Executive shall have the right to resign, at any time for any reason or for no stated reason.

     (a) Termination for Cause; Resignation Without Good Reason. (i) If, prior to the expiration of the Term, the Executive's employment is terminated by the Employer for



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"Cause" (as defined below) or if the Executive resigns from his employment hereunder other than for "Good Reason" (as defined below), the Executive shall be entitled to the following amounts: (A) payment of his Salary accrued up to and including the date of termination or resignation, (B) payment in lieu of any accrued but unused vacation time, and (C) payment of any unreimbursed expenses (collectively, the "Accrued Obligations"). Except to the extent required by the terms of the programs described in Section 3(f) or applicable law, the Executive shall have no further right under this Agreement or otherwise to receive any other compensation or to participate in any other plan, program or arrangement after such termination or resignation of employment.

     (ii) "Cause" means that the Executive has (A) committed any act of willful misconduct, including fraud, in connection with his employment by the Company;
(B) materially breached any provision of the Agreement, which breach has not been cured within 10 days after receiving written notice of such breach; (C) failed, refused or neglected, other than by reason of a Disability (as defined below), to timely perform any material duty or obligation under the Agreement or to comply with any lawful directive of the Board which is not tied to the financial performance of the Company, which failure, refusal or neglect has not been cured within 10 business days after receiving written notice thereof; (D) been formally indicted for a crime involving moral turpitude, dishonesty, fraud or unethical business conduct; or (E) been determined by a governmental body or other appropriate authority to have violated any material law or regulation that is applicable to the Company's businesses. Upon a cure of the acts set forth in subsections (B) and (C) by the Executive within the 10 business day cure period to the reasonable satisfaction of the Board, such event shall no longer constitute Cause for purposes of this Agreement.

     (iii) "Good Reason" means (A) a breach by the Company of a material obligation under the Agreement, including, without limitation, a material diminution in the Executive's title, duties, responsibilities or authority without his consent, which breach has not been cured within 10 business days after providing the Company with written notice of such breach, (B) failure to provide the Executive with an annual cash bonus and additional option grants in accordance with the Company's compensation guidelines for executive officers at a level appropriate to the Executive's performance, as determined by the Committee in good faith, or (C) the failure to nominate the Executive for membership on the Board during the Term. Upon a cure of the acts set forth in subsections (A) and (B) above within the 10 business day cure period, such event shall no longer constitute Good Reason for purposes of this Agreement. For the avoidance of doubt, the relocation of the Executive's principal place of business to the West Coast of the United States will not constitute Good Reason under this Agreement.

     (iv) Termination of the Executive's employment for Cause shall be communicated by delivery to the Executive of a written notice from the Employer stating that the Executive will be terminated for Cause, specifying the particulars thereof and the effective



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date of such termination; provided, however, that no such written notice shall be effective unless the cure period specified in Section 4(a)(ii)(B) or (C) (if applicable) has expired without the Executive having corrected the event or events subject to cure. The date of a resignation by the Executive without Good Reason shall be the date specified in a written notice of resignation from the Executive to the Employer; provided, however, that the Executive shall provide at least 30 days' advance written notice of resignation without Good Reason.

     (b) Involuntary Termination.

     (i) If, prior to the expiration of the Term, the Employer terminates the Executive's employment for any reason other than Disability or Cause or the Executive resigns from his employment hereunder for Good Reason (such a resignation or termination being hereinafter referred to as an "Involuntary Termination"), the Executive shall be entitled to payment of the Accrued Obligations. In addition, in the event of the Executive's Involuntary Termination, the Employer shall, conditioned upon the Executive's execution of a customary release of all claims against the Company and its affiliates in a form prescribed by the Company, continue to pay to the Executive as severance (the "Severance Payments") his Salary and target bonus for a period of two years following his Involuntary Termination (the "Severance Period"). Also in the event of an Involuntary Termination, all of the Executive's outstanding options shall immediately accelerate and remain outstanding for two years following the Involuntary Termination. Anything in this Agreement to the contrary notwithstanding, no Severance Payments shall be payable under this Section 4(b) if the Executive's employment with the Employer ends at the expiration or non-renewal of the Term in accordance with Section 2.

     (ii) In the event of the Executive's Involuntary Termination, the Executive shall continue to participate on the same terms and conditions as are in effect immediately prior to such termination or resignation in the Employer's health and medical plans provided to the Executive pursuant to Section 3(f) above at the time of such Involuntary Termination until the end of the Severance Period, or until the Executive obtains other employment, whichever occurs first. Anything herein to the contrary notwithstanding, the Employer shall have no obligation to continue to maintain during the Continuation Period any plan, program or level of benefits solely as a result of this Agreement.

     (iii) In the event of the Executive's death subsequent to his Involuntary Termination, but prior to the end of the Severance Period, the balance of the Severance Payments shall continue to be paid in periodic installments to the Executive's Beneficiary (as hereinafter defined) for the balance of the Severance Period; provided, however, that the Employer, in its sole discretion, may at any time pay such Beneficiary the then remaining Severance Payments in a cash lump sum.



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

     (iv) The date of termination of employment without Cause shall be the date specified in a written notice of termination to the Executive. The date of resignation for Good Reason shall be the date specified in a written notice of resignation from the Executive to the Employer; provided, however, that no such written notice shall be effective unless the cure period specified in Section 4(a)(iii)(A) (if applicable) above has expired without the Employer having corrected the event or events subject to cure.

     (c) Involuntary Termination in Connection with Certain Changes in Control.
(i) If, during the first two years of the Term, the Parent undergoes a "Change in Control" (as defined below), and either (x) the Executive's employment is thereafter terminated under circumstances that would constitute an Involuntary Termination or (y) the Executive undergoes an Involuntary Termination and within 90 days of the Involuntary Termination, the Parent executes a definitive agreement to enter into a transaction the consummation of which would result in a "Change in Control" and such transaction is actually consummated prior to the second anniversary of the Effective Date, then the Executive shall receive, conditioned upon his execution of a customary release of all claims against the Company and its affiliates in a form prescribed by the Company, the Accrued Obligations, the Severance Payments, and continuation of benefits in accordance with the terms of Section 4(b)(ii). In addition, the Executive shall receive, to the extent that all of the additional options to purchase 1,000,000 shares of Stock have not previously been granted pursuant to Section 3(d) at the time of the Involuntary Termination, a cash payment representing the hypothetical value of the additional then-ungranted options, assuming such options were granted with an exercise price equal to the average closing price of the Company's Stock during the quarter preceding the announcement of the Change in Control. All of the Executive's then-outstanding options shall be immediately vested and remain outstanding for two years following the Involuntary Termination. Furthermore, the Executive shall receive a lump-sum cash payment in the amount of $5 million if the Change of Control occurs in the first year of the Term and $3 million if the Change in Control occurs in the second year of the Term.

     (ii) "Change in Control" means (A) the consummation of a merger or consolidation of the Parent with or into another entity or any other corporate reorganization, if more than 50% of the combined voting power of the continuing or surviving entity's issued shares or securities outstanding immediately after such merger, consolidation or other reorganization is owned by persons who were not shareholders of the Parent immediately prior to such merger, consolidation or other reorganization; (B) the sale, transfer or other disposition of all or substantially all of the Parent's assets; (C) a change in the composition of the Board, as a result of which fewer than 50% of the incumbent directors are directors who either (i) had been directors of the Parent on the date 24 months prior to the date of the event that may constitute a Change in Control (the "original directors") or (ii) were elected, or nominated for election, to the Parent with the affirmative votes of at least a majority of the aggregate of the original directors who were still in office at the time of the election or nomination and the directors whose election or nomination was previously so approved; or (D) any transaction as a



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result of which any person is the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), directly or indirectly, of securities of the Parent representing at least 50% of the total voting power represented by the Parent's then outstanding voting securities (e.g., issued shares). The term "person" shall have the same meaning as when used in sections 13(d) and 14(d) of the Exchange Act but shall exclude
(i) a trustee or other fiduciary holding securities under an employee benefit plan of the Parent or of any subsidiary of the Parent and (ii) a company owned directly or indirectly by the shareholders of the Parent in substantially the same proportions as their ownership of the ordinary shares of the Parent.

     (iii) In the event of the Executive's death subsequent to his Involuntary Termination following a Change in Control, but prior to the end of the Severance Period, the balance of the Severance Payments shall continue to be paid in periodic installments to the Executive's Beneficiary (as hereinafter defined) for the balance of the Severance Period; provided, however, that the Employer, in its sole discretion, may at any time pay such Beneficiary the then remaining Severance Payments in a cash lump sum.

     (d) Termination Due to Disability. In the event of the Executive's Disability, the Employer shall be entitled to terminate his employment. In the case that the Employer terminates the Executive's employment due to Disability, the Executive shall be entitled to payment of the Accrued Obligations and any disability benefits that are provided under the terms of any plan, program or arrangement referred to in Section 3(f) applicable to the Executive at the time of his Disability. "Disability" shall mean a physical or mental impairment that substantially prevents him from performing his duties hereunder and that has continued for either (i) 180 consecutive days or (ii) any 180 days within a consecutive 360 day period. Any dispute as to whether or not the Executive is disabled within the meaning of the preceding sentence shall be resolved by a physician reasonably satisfactory to the Executive and the Employer, and the determination of such physician shall be final and binding upon both the Executive and the Employer.

     (e) Death. Except as provided in Sections 4(b)(iii), 4(c)(iii) and this
Section 4(e), no Salary or benefits shall be payable under this Agreement following the date of the Executive's death. In the event of the Executive's death, the Accrued Obligations shall be paid to the Executive's Beneficiary within 30 days of such termination. The Executive's Beneficiary shall also be entitled to any death benefits that are provided under the terms of any plan, program or arrangement referred to in Section 3(f) applicable to the Executive at the time of death.

     (f) Beneficiary. For purposes of this Agreement, except as provided in
Section 3(f), "Beneficiary" shall mean the person or persons designated in writing by the Executive to receive benefits under a plan, program or arrangement or to receive the balance of the Severance Payments, if any, in the event of the Executive's death, or, if no such person or



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

persons are designated by the Executive, the Executive's estate. No Beneficiary designation shall be effective unless it is in writing and received by the Employer prior to the date of the Executive's death.

     5. PROTECTION OF THE EMPLOYER'S INTERESTS.

     (a) No Interference. For so long as the Executive is employed by the Employer and for one year following his termination of employment for any reason (such period being referred to hereinafter as the "Restricted Period"), the Executive shall not, either himself or through any agent, whether for his own account or for the account of any other individual, partnership, firm, corporation or other business organization (other than the Company or its affiliates), intentionally solicit, endeavor to entice away from the Company, or otherwise interfere with the relationship of the Company with, any individual who is employed by or otherwise engaged to perform services for the Company (other than those individuals who are personally recruited by the Executive) or any person or entity who is, or was within the then most recent twelve-month period, a customer or client of the Company or its affiliates.

     (b) Secrecy. As a condition of his employment, the Executive shall be required to execute the Company's standard proprietary inventions and confidentiality agreement. In addition, the Executive recognizes that the services to be performed by him hereunder are special, unique and extraordinary in that, by reason of his employment hereunder, he may acquire confidential information and trade secrets concerning the operation of the Company or its affiliates or subsidiaries, the use or disclosure of which could cause the Company or its affiliates or subsidiaries substantial losses and damages which could not be readily calculated and for which no remedy at law would be adequate. Accordingly, the Executive covenants and agrees that he will not at any time, except in performance of his obligations hereunder or with the prior written consent of the Board, directly or indirectly disclose to any person any secret or confidential information that he may learn or has learned by reason of his association with the Company, or any of its predecessors, subsidiaries and affiliates. The term "confidential information" means any information not previously disclosed or otherwise available to the public or to the trade with respect to the Company's, or any of its predecessors', affiliates' or subsidiaries', products, facilities and methods, trade secrets and other intellectual property, systems, procedures, manuals, confidential reports, product price lists, customer lists, financial information, business plans, prospects or opportunities.

     (c) Exclusive Property. The Executive confirms that all confidential information is and shall remain the exclusive property of the Company, its affiliates and subsidiaries. All business records, papers and documents kept or made by the Executive relating to the business of the Company, its predecessors, affiliates and subsidiaries shall be and remain the property of the Company. Upon the termination of his employment with the Company or upon the request of the Company at any time, the Executive shall promptly deliver to the Company, and shall not without the consent of the Board retain copies of, any written materi-



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als not made available to the public, or records and documents made by the
Executive or coming into his possession concerning the business or affairs of the Company or any of its affiliates or subsidiaries.

     (d) Injunctive Relief. Without intending to limit the remedies available to the Company, the Executive acknowledges that a breach of any of the covenants contained in this Section 5 may result in material irreparable injury to the Company or its affiliates or subsidiaries for which there is no adequate remedy at law, that it will not be possible to measure damages for such injuries precisely and that, in the event of such a breach or threat thereof, the Company, its affiliates or subsidiaries, shall be entitled to obtain a temporary restraining order and/or a preliminary or permanent injunction restraining the Executive from engaging in activities prohibited by this Section 5 or such other relief as may be required to specifically enforce any of the covenants in this
Section 5.

     6. CERTAIN ADDITIONAL PAYMENTS BY THE COMPANY

     (a) Gross-Up Payment. Anything in this Agreement to the contrary or any termination of this Agreement notwithstanding, in the event it shall be determined that any payment or distribution or benefit received or to be received by the Executive pursuant to the terms of this Agreement or any other payment or distribution or benefit made or provided by the Company or any of its affiliates, to or for the benefit of the Executive (whether pursuant to this Agreement or otherwise) (a "Payment") would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), or any interest or penalties are incurred by the Executive with respect to such excise tax (such excise tax, together with any such interest and penalties, is hereinafter collectively referred to as the "Excise Tax"), then the Executive shall be entitled to receive an additional payment (a "Gross-Up Payment") in an amount such that after payment by the Executive of all taxes (including any interest or penalties imposed with respect to such taxes), including, without limitation, any income and employment taxes (and any interest and penalties imposed with respect thereto) and Excise Tax imposed upon the Gross-Up Payment, the Executive retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payments.

     (b) Gross-Up Payment Calculation. Subject to the provisions of Subsection
(c) below, all determinations required to be made under this Section 6, including whether and when a Gross-Up Payment is required and the amount of such Gross-Up Payment and the assumptions to be utilized in arriving at such determination, shall be made by such certified public accounting firm as may be jointly designated by the Executive and the Company (the "Accounting Firm"), which shall provide detailed supporting calculations both to the Company and the Executive within 15 business days of the receipt of notice from the Executive that there has been a Payment, or such earlier time as is requested by the Company. All fees and expenses of the Accounting Firm shall be borne solely by the Company. Any Gross-Up Payment, as determined pursuant to this Section 6, shall be paid by the Company to the Ex-



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ecutive within five days of the receipt of the Accounting Firm's determination.
Any determination by the Accounting Firm shall be binding upon the Company and the Executive. As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Accounting Firm hereunder it is possible that Gross-Up Payments that will not have been made by the Company should have been made ("Underpayment"), consistent with the calculations required to be made hereunder. In the event that the Company exhausts its remedies pursuant to Subsection (c) and the Executive thereafter is required to make a payment of any Excise Tax, the Accounting Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by the Company to or for the benefit of the Executive.

     (c) Claim by the IRS. The Executive shall notify the Company in writing of any claim by the U.S. Internal Revenue Service (the "IRS") that, if successful, would require the payment by the Company of the Gross-Up Payment. Such notification shall be given as soon as practicable but no later than ten business days after the Executive is informed in writing of such claim and shall apprise the Company of the nature of such claim and the date on which such claim is requested to be paid. The Executive shall not pay such claim prior to the expiration of the 30-day period following the date on which the Executive gives such notice to the Company (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If the Company notifies the Executive in writing prior to the expiration of such period that it desires to contest such claim, the Executive shall:

          (i) give the Company any information reasonably requested by the Company relating to such claim;

          (ii) take such action in connection with contesting such claim as the Company shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by the Company; and

          (iii) cooperate with the Company in good faith in order effectively to contest such claim;

provided, however, that the Company shall bear and pay directly all costs and expenses; (including additional interest and penalties) incurred in connection with such contest and shall indemnify and hold the Executive harmless, on an after-tax basis, for any Excise Tax or income and employment tax (including interest and penalties with respect thereto) imposed as a result of such representation and payment of costs and expenses. Without limitation on the foregoing provisions of this Subsection (c), the Company shall control all proceedings taken in connection with such contest and, at its sole option, may pursue or forgo any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim and may, at its sole option, either direct the Executive to pay the tax



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claimed and sue for a refund or contest the claim in any permissible manner, and the Executive shall agree to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company shall determine; provided, however, that if the Company directs the Executive to pay such claim and sue for a refund, the Company shall advance the amount of such payment to the Executive, on an interest-free basis and shall indemnify and hold the Executive harmless, on an after-tax basis, from any Excise Tax or income and employment tax (including interest or penalties with respect thereto) imposed with respect to such advance or with respect to any imputed income with respect to such advance; and provided further, that any extension of the statute of limitations relating to payment of taxes for the taxable year of the Executive with respect to which such contested amount is claimed to be due is limited solely to such contested amount. Furthermore, the Company's control of the contest shall be limited to issues with respect to which a Gross-Up Payment would be payable hereunder and the Executive shall be entitled to settle or contest, as the case may be, any other issue raised by the IRS or any other taxing authority.

     (d) Entitlement to Refund. If, after the receipt by the Executive of an amount paid by the Company pursuant to Subsection (c), the Executive becomes entitled to receive any refund with respect to such claim, the Executive shall (subject to the Company's complying with the requirements of Subsection (c) promptly repay to the Company the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto). If, after the receipt by the Executive of an amount paid by the Company pursuant to Subsection
(c), a determination is made that the Executive shall not be entitled to any refund with respect to such claim and the Company does not notify the Executive in writing of its intent to contest such denial of refund prior to the expiration of 30 days after such determination, then such payment shall be forgiven and shall not be required to be repaid and the amount of such payment shall offset, to the extent thereof, the amount of Gross-Up Payment required to be paid.

     7. INDEMNIFICATION. The Company shall furnish the Executive with coverage under the Company's customary director and officer indemnification arrangements, in accordance with the Company's by-laws and its D&O insurance policies, as in effect from time to time.

     8. NO MITIGATION OR OFFSET. The Executive shall not be required to mitigate the amount of any payment provided for herein by seeking other employment or otherwise, and any such payment will not be reduced in the event such other employment is obtained.

     9. GENERAL PROVISIONS.

     (a) No Other Severance Benefits. Except as specifically set forth in this Agreement, the Executive covenants and agrees that he shall not be entitled to any other form of severance benefits from the Employer, including, without limitation, benefits otherwise payable under any of the Employer's regular severance plans or policies, in the event his employment ends for any reason and, except with respect to obligations of the Employer expressly provided for herein, the Executive unconditionally releases the Employer and its subsidiaries and affiliates, and their respective directors, officers, employees and stockholders, or any of them, from any and all claims, liabilities or obligations under any severance or termination arrangements of the Employer or any of its subsidiaries or affiliates.

     (b) Tax Withholding. All amounts paid to Employee hereunder shall be subject to all applicable federal, state and local wage withholding.

     (c) Notices. Any notice hereunder by either party to the other shall be given in writing by personal delivery, or certified mail, return receipt requested, or (if to the Employer) by telex or facsimile, in any case delivered to the applicable address set forth below:

     (i)   To the Employer:         Lincoln House
                                    Lincoln Place
                                    Dublin 2
                                    Ireland
                                    Attention:  Secretary

                                    With a copy to:
                                    Shearman & Sterling
                                    599 Lexington Avenue
                                    New York, New York  10022
                                    Attn: Linda E. Rappaport, Esq.

     (ii)  To the Executive:        G. Kelly Martin
                                    1040 Fifth Avenue, Apt. 5B
                                    New York, New York  10028

                                    With a copy to:
                                    Eckhaus & Olson
                                    230 Park Avenue
                                    New York, New York  10169
                                    Attn: Steven Eckhaus, Esq.

or to such other persons or other addresses as either party may specify to the other in writing.

     (d) Representation by the Executive. The Executive represents and warrants that his entering into this Agreement does not, and that his performance under this Agreement will not, violate the provisions of any agreement or instrument to which the Executive is a party or any decree, judgment or order to which the Executive is subject, and that this Agreement constitutes a valid and binding obligation of the Executive in accordance with its terms. Breach of this representation will render all of the Employer's obligations under this Agreement void ab initio.

     (e) Assignment; Assumption of Agreement. No right, benefit or interest hereunder shall be subject to assignment, encumbrance, charge, pledge, hypothecation or setoff by the Executive in respect of any claim, debt, obligation or similar process. The Employer will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Employer to assume expressly and to agree to perform this Agreement in the same manner and to the same extent that the Employer would be required to perform it if no such succession had taken place.

     (f) Amendment. No provision of this Agreement may be amended, modified, waived or discharged unless such amendment, modification, waiver or discharge is agreed to in writing and signed by the parties. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

     (g) Severability. If any term or provision hereof is determined to be invalid or unenforceable in a final court or arbitration proceeding, (i) the remaining terms and provisions hereof shall be unimpaired and (ii) the invalid or unenforceable term or provision shall be deemed replaced by a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

     (h) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York (determined without regard to the choice of law provisions thereof), and the parties consent to jurisdiction in the United States District Court for the Southern District of New York.

     (i) Entire Agreement. This Agreement contains the entire agreement of the Executive, the Employer and any predecessors or affiliates thereof with respect to the subject matter hereof and all prior agreements and term sheets are superseded hereby.

     (j) Counterparts. This Agreement may be executed by the parties hereto in counterparts, each of which shall be deemed an original, but both such counterparts shall together constitute one and the same document.

     IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the day and year first written above.

                             ELAN PHARMACEUTICALS, INC.


                             By:    /s/ Lisabeth F. Murphy
                                    --------------------------------------------
                                    Name:    Lisabeth F. Murphy
                                    Title:   Vice President and Secretary

                             ELAN CORPORATION PLC


                             By:    /s/ Liam Daniel
                                    --------------------------------------------
                                    Name:    Liam Daniel
                                    Title:   Secretary

                             EXECUTIVE


                             /s/ G. Kelly Martin
                             ---------------------------------------------------
                             G. KELLY MARTIN

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                  ELAN CORPORATION, plc



                                  By:    /s/ William F. Daniel
                                         -----------------------------------
                                         William F. Daniel
                                         Company Secretary

Date: February 4, 2003